Filed pursuant to Rule 433

Registration Statement Nos. 333-178546 and 333-156913

September 19, 2013

Relating to Preliminary Prospectus Supplement

dated September 19, 2013

Final Pricing Term Sheet

U.S. $1,600,000,000 4.000% Global Bonds due 2024

Issuer:	Republic of Colombia
Transaction:	4.000% Global Bonds due 2024
Expected Issue Ratings*:	Baa3/BBB/BBB-
Format:	SEC Registered
Issue and Payment Currency:	U.S. dollars
Principal Amount:	U.S.$1,600,000,000
Pricing Date:	September 19, 2013
Settlement Date:	September 26, 2013 (T+5)
Make-Whole Call:	Prior to November 26, 2023 at a discount rate of Treasury Yield plus 20 basis points
Par Call:	On and after November 26, 2023 (three months before the maturity date) redeemable at 100%
Maturity Date:	February 26, 2024
Interest Payment Dates:	February 26th and August 26th of each year, commencing February 26th, 2014 (short first coupon), to the holders of record on the February 11th and August 11th preceding each payment date
Benchmark Treasury:	2.500% UST due August 15, 2023
Benchmark Treasury Yield:	2.748%
Spread to Benchmark Treasury:	+142 bps
Yield to Maturity:	4.168%
Coupon:	4.000%
Price to public:	98.595%
Net Proceeds (before expenses) to Issuer:	U.S.$1,573,520,000, plus accrued interest, if any, from September 26, 2013
Day Count:	30/360
Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof
Listing and Trading:	Application will be made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market
Bookrunners:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312513371081/d599781d424b3.htm
Clearing:	DTC
CUSIP/ISIN:	195325BQ7/US195325BQ70

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at +1-800-503-4611 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.